UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual General Meeting of Shareholders and Proxy Statement of AutoChina International Limited, (the “Company”) relating to the Company’s 2011 Annual General Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and 2011 Annual General Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the 2010 Annual General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the proxy statement filed herewith.

Exhibits.

Exhibit No.	Description

99.1	Final Proxy Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer

Dated: December 6, 2011

Exhibit Index

Exhibit No.	Description

99.1	Final Proxy Statement